UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CEL-SCI CORPORATION
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
150837508
(CUSIP Number)
October 23, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150837508
(1)	Names of Reporting Persons Park West Asset Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(b) ☐ (a) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
	Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	7,462,686*
		(6) Shared Voting Power	0
		(7) Sole Dispositive Power	7,462,686*
		(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,462,686*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):		☐
(11)	Percent of Class Represented by Amount in Row (9) 5.7%*
(12)	Type of Reporting Person (See Instructions) IA

* The beneficial ownership percentage is based upon 130,625,179 shares of common stock, $0.01 par value per share (“Common Stock”), of Cel-Sci Corporation, a Colorado corporation (the “Company”), issued and outstanding as of October 23, 2015, based on information reported by the Company in its Prospectus Supplement to the Prospectus dated July 8, 2014, filed with the Securities and Exchange Commission on October 23, 2015.  Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”), and Peter S. Park (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”) is the sole member and manager of PWAM.  On October 23, 2015, PWIMF was issued 6,573,830 shares of Common Stock and PWPI was issued 888,856 shares of Common Stock.  As a result of the foregoing and immediately after giving effect to the issuance of such shares of Common Stock to the PW Funds on October 23, 2015, for purposes of Reg. Section 240.13d-3, (i) PWAM and Mr. Park may each have been deemed to beneficially own the 7,462,686 shares of Common Stock held in the aggregate by the PW Funds, or 5.7% of the shares of Common Stock deemed to be issued and outstanding as of October 23, 2015 and (ii) PWIMF beneficially owned 6,573,830 shares of Common Stock, or 5.0% of the shares of Common Stock deemed to be issued and outstanding as of October 23, 2015.  As of the end of trading on October 23, 2015, PWIMF held 5,446,379 shares of Common Stock and PWPI held 736,413 shares of Common Stock.  As a result of the foregoing and as of the end of trading on October 23, 2015, for purposes of Reg. Section 240.13d-3, (i) PWAM and Mr. Park may each have been deemed to beneficially own the 6,182,792 shares of Common Stock held in the aggregate by the PW Funds, or 4.7% of the shares of Common Stock deemed to be issued and outstanding as of October 23, 2015 and (ii) PWIMF beneficially owned 5,446,379 shares of Common Stock, or 4.2% of the shares of Common Stock deemed to be issued and outstanding as of October 23, 2015.

CUSIP No. 150837508
(1)	Names of Reporting Persons Peter S. Park
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(b) ☐ (a) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
	Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	7,462,686*
		(6) Shared Voting Power	0
		(7) Sole Dispositive Power	7,462,686*
		(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,462,686*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):		☐
(11)	Percent of Class Represented by Amount in Row (9) 5.7%*
(12)	Type of Reporting Person (See Instructions) IN

* The beneficial ownership percentage is based upon 130,625,179 shares of common stock, $0.01 par value per share (“Common Stock”), of Cel-Sci Corporation, a Colorado corporation (the “Company”), issued and outstanding as of October 23, 2015, based on information reported by the Company in its Prospectus Supplement to the Prospectus dated July 8, 2014, filed with the Securities and Exchange Commission on October 23, 2015.  Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”), and Peter S. Park (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”) is the sole member and manager of PWAM.  On October 23, 2015, PWIMF was issued 6,573,830 shares of Common Stock and PWPI was issued 888,856 shares of Common Stock.  As a result of the foregoing and immediately after giving effect to the issuance of such shares of Common Stock to the PW Funds on October 23, 2015, for purposes of Reg. Section 240.13d-3, (i) PWAM and Mr. Park may each have been deemed to beneficially own the 7,462,686 shares of Common Stock held in the aggregate by the PW Funds, or 5.7% of the shares of Common Stock deemed to be issued and outstanding as of October 23, 2015 and (ii) PWIMF beneficially owned 6,573,830 shares of Common Stock, or 5.0% of the shares of Common Stock deemed to be issued and outstanding as of October 23, 2015.  As of the end of trading on October 23, 2015, PWIMF held 5,446,379 shares of Common Stock and PWPI held 736,413 shares of Common Stock.  As a result of the foregoing and as of the end of trading on October 23, 2015, for purposes of Reg. Section 240.13d-3, (i) PWAM and Mr. Park may each have been deemed to beneficially own the 6,182,792 shares of Common Stock held in the aggregate by the PW Funds, or 4.7% of the shares of Common Stock deemed to be issued and outstanding as of October 23, 2015 and (ii) PWIMF beneficially owned 5,446,379 shares of Common Stock, or 4.2% of the shares of Common Stock deemed to be issued and outstanding as of October 23, 2015.

CUSIP No. 150837508
(1)	Names of Reporting Persons Park West Investors Master Fund, Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(b) ☐ (a) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
	Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	6,573,830*
		(6) Shared Voting Power	0
		(7) Sole Dispositive Power	6,573,830*
		(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,573,830*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):		☐
(11)	Percent of Class Represented by Amount in Row (9) 5.0%*
(12)	Type of Reporting Person (See Instructions) CO

* The beneficial ownership percentage is based upon 130,625,179 shares of common stock, $0.01 par value per share (“Common Stock”), of Cel-Sci Corporation, a Colorado corporation (the “Company”), issued and outstanding as of October 23, 2015, based on information reported by the Company in its Prospectus Supplement to the Prospectus dated July 8, 2014, filed with the Securities and Exchange Commission on October 23, 2015.  On October 23, 2015, PWIMF was issued 6,573,830 shares of Common Stock, or 5.0% of the shares of Common Stock deemed to be issued and outstanding as of October 23, 2015.  As of the end of trading on October 23, 2015, PWIMF held 5,446,379 shares of Common Stock, or 4.2% of the shares of Common Stock deemed to be issued and outstanding as of October 23, 2015.

Item 1(a).  Name Of Issuer.  Cel-Sci Corporation (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices. 8229 Boone Blvd. #802 Vienna, VA 22182
Item 2(a).  Name of Person Filing.

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company, and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company; (ii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park”); and (iii) PWIMF (collectively with Mr. Park and PWAM, the “Reporting Persons”).

On October 23, 2015, PWIMF was issued 6,573,830 shares of common stock, par value $0.01 per share (“Common Stock”), of the Company reported on this Schedule 13G and PWPI was issued 888,856 shares of Common Stock of the Company reported on this Schedule 13G.  Immediately after giving effect to such issuance of shares of Common Stock to the PW Funds on October 23, 2015, (i) the 7,462,686 shares of Common Stock held in the aggregate by the PW Funds, which constitute 5.7% of the shares of Common Stock deemed to be outstanding as of October 23, 2015, may have been deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM, and (ii) PWIMF held 6,573,830 shares of Common Stock, which constitute 5.0% of the Common Stock deemed to be issued and outstanding as of such date.

As of the end of trading on October 23, 2015, PWIMF held 5,446,379 shares of Common Stock and PWPI held 736,413 shares of Common Stock.  Thus, as of the end of trading on October 23, 2015, (i) the 6,182,792 shares of Common Stock held in the aggregate by the PW Funds, or 4.7% of the shares of Common Stock deemed to be issued and outstanding as of October 23, 2015, may have been deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM, and (ii) PWIMF held 5,446,379 shares of Common Stock, or 4.2% of the shares of Common Stock deemed to be issued and outstanding as of such date.

Item 2(b). Address of Principal Business Office or, if None, Residence. The address for the Reporting Persons is: 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.
Item 2(c). Citizenship. PWAM is organized under the laws of the State of Delaware. Mr. Park is a citizen of the United States. PWIMF is a Cayman Islands exempted company.
Item 2(d). Title of Class of Securities. Common Stock, $0.01 par value per share.
Item 2(e). CUSIP No. 150837508

Item 3.  If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.  Ownership.

As reported in the cover pages to this report, the ownership information with respect to each of PWAM and Mr. Park is as follows:

(a)	Amount Beneficially Owned:		7,462,686*

(b)	Percent of Class:		5.7%*

(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or to direct the vote	7,462,686*

	(ii)	shared power to vote or to direct the vote	0

	(iii)	sole power to dispose or to direct the disposition of	7,462,686*

	(iv)	shared power to dispose or to direct the disposition of	0

As reported in the cover pages to this report, the ownership information with respect to PWIMF is as follows:

(a)	Amount Beneficially Owned:	6,573,830*

(b)	Percent of Class:	5.0%*

(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or to direct the vote	6,573,830*

	(ii)	shared power to vote or to direct the vote	0

	(iii)	sole power to dispose or to direct the disposition of	6,573,830*

	(iv)	shared power to dispose or to direct the disposition of	0

* This Schedule 13G is being jointly filed by (i) PWAM, a Delaware limited liability company and the investment manager to (a) PWIMF, a Cayman Islands exempted company, and (b) PWPI, a Cayman Islands exempted company; (ii) Mr. Park, as the sole member and manager of PWAM; and (iii) PWIMF.

On October 23, 2015, PWIMF was issued 6,573,830 shares of Common Stock of the Company reported on this Schedule 13G and PWPI was issued 888,856 shares of Common Stock of the Company reported on this Schedule 13G.  Immediately after giving effect to such issuance of shares of Common Stock to the PW Funds on October 23, 2015, (i) the 7,462,686 shares of Common Stock held in the aggregate by the PW Funds, which constitute 5.7% of the shares of Common Stock deemed to be outstanding as of October 23, 2015, may have been deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM, and (ii) PWIMF held 6,573,830 shares of Common Stock, which constitute 5.0% of the Common Stock deemed to be issued and outstanding as of such date.

As of the end of trading on October 23, 2015, PWIMF held 5,446,379 shares of Common Stock and PWPI held 736,413 shares of Common Stock.  Thus, as of the end of trading on October 23, 2015, (i) the 6,182,792 shares of Common Stock held in the aggregate by the PW Funds, or 4.7% of the shares of Common Stock deemed to be issued and outstanding as of October 23, 2015, may have been deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM, and (ii) PWIMF held 5,446,379 shares of Common Stock, or 4.2% of the shares of Common Stock deemed to be issued and outstanding as of such date.

The foregoing beneficial ownership percentage is based upon 130,625,179 shares of Common Stock of the Company issued and outstanding as of October 23, 2015, based on information reported by the Company in its Prospectus Supplement to the Prospectus filed July 8, 2014, filed with the Securities and Exchange Commission on October 23, 2015.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 2, 2015

/s/ Peter S. Park
Peter S. Park

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED By: Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit	Page
A. Joint Filing Agreement dated as of November 2, 2015 by and between Park West Asset Management LLC, Park West Investors Master Fund, Limited and Peter S. Park	11

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Cel-Sci Corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G.  In evidence thereof, the undersigned hereby execute this agreement this 2nd day of November, 2015.

/s/ Peter S. Park
Peter S. Park

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED By: Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer